United States securities and exchange commission logo





                             October 21, 2021

       Sanjeev Goel
       Chief Executive Officer
       Cartica Acquisition Corp
       1775 I Street NW, Suite 910
       Washington, D.C. 20006

                                                        Re: Cartica Acquisition
Corp
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted September
20, 2021
                                                            CIK No. 0001848437

       Dear Mr. Goel:

              We have reviewed your amended draft registration statement and have the following comment. In the comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 20, 2021

       General

   1. Please update your financial statements and related information to include the interim period ended June 30,
2021 as required by Rule 8-08 of Regulation S-X.
 Sanjeev Goel
FirstName LastNameSanjeev   Goel
Cartica Acquisition Corp
Comapany
October 21,NameCartica
            2021         Acquisition Corp
October
Page 2 21, 2021 Page 2
FirstName LastName
       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Richard Baumann